UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G
                    Amendment No. 1

    Under the Securities Exchange Act of 1934*

            ROYCE GLOBAL TRUST, INC. (formerly
          ALL SEASONS GLOBAL FUND, INC.) (FUND)

                   Name of Issuer

                       COMMON STOCK
           Title of Class of Securities

                   CUSIP No. 78080N108
                      (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                            SCHEDULE 13G

 CUSIP No. 78080N108                   Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MAGTEN ASSET MANAGEMENT CORP.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)
          (b) /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5    SOLE VOTING POWER

     -0-

6    SHARED VOTING POWER

     1,015,250

7    SOLE DISPOSITIVE POWER

     -0-

8    SHARED DISPOSITIVE POWER

     1,357,700

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT-
     ING PERSON

     1,357,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.0%

12   TYPE OF REPORTING PERSON*

     IA, CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

Item 1.  Security and Issuer

     (a)  Name of Issuer:

          Royce Global Trust, Inc.

     (b)  Address of Issuer's Principal Executive
          Offices:

          1414 Avenue of the Americas
          New York, New York  10019

Item 2.  Identity and Background

     (a)  Name of Person Filing:

     Magten Asset Management Corp. ("Magten")

     (b) Address of Principal Business Office or, if none, Residence:

          35 East 21st Street
          New York, New York  10010

     (c)  Citizenship:

          Delaware

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:

          78080N108

Item 3.   If this statement is filed pursuant to Rule
          13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) Broker or Dealer registered under Section 15 of the Act

      (b) Bank as defined in Section 3(a)(6) of the Act

      (c) Insurance Company as defined in Section
          3(a)(19) of the Act

      (d) Investment Company registered under Section 8 of the Investment Company Act


      (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 /X/

      (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

      (g) Parent Holding Company, in accordance with
          240.13d-1(b)(ii)(G) (Note:  See Item 7)

      (h) Group, in accordance with
          240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

     (a)  Amount Beneficially Owned: 1,357,700 shares

     (b)  Percent of Class: 17.0%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the
               vote: -0-
          (ii) shared power to vote or to direct
               the vote: 1,015,250
          (iii) sole power to dispose or to direct the disposition of: -0-
          (iv) shared power to dispose or to direct the disposition of: 1,357,700

Item 5.   Ownership of Five Percent or Less of a Class

          N.A.

Item 6.   Ownership of More than Five Percent on
          Behalf of Another Person

          Magten's investment advisory clients have the right to receive dividends from the securities to which this Schedule 13G relates. The following investment advisory client has such an interest with respect to more than five percent of the class of securities to which this Schedule 13G relates: General Motors
          Employees Domestic Group Pension Trust.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company

          N.A.

Item 8. Identification and Classification of Members of the Group

          N.A.

Item 9.   Notice of Dissolution of Group

          N.A.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                        SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              December 10, 1996
                              __________________________
                                    Date



                              /s/ TALTON R. EMBRY
                              __________________________
                                    Signature



                              Talton R. Embry
                              __________________________
                                    Name/Title